CONTACT:

Dee Ann Johnson
(412) 456-4410
FOR IMMEDIATE RELEASE

PITTSBURGH, PA April 19, 2006. . . . . Ampco-Pittsburgh Corporation (NYSE: AP) announced sales for first quarter 2006 of $68,890,000 and net income of $5,572,000 or $0.57 per share in comparison to sales of $58,894,000 and net income of $1,503,000 or $0.15 per share for the same period of the prior year. Income from operations approximated $7,664,000 for the three months ended March 31, 2006 against $2,272,000 for the same three months in 2005.

Sales and income from operations improved over the prior year for both of the Corporation’s operating segments. In particular, unprecedented global demand and improved pricing for forged and cast rolling mill rolls provided substantially higher levels of profitability. In addition, deliveries for certain roll products extend into 2007 and beyond.

Results for the second quarter are expected to be strong and exceed those for the comparable period of the prior year.

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AMPCO-PITTSBURGH CORPORATION

FINANCIAL SUMMARY

                                                    Three Months Ended March 31,
                                                      2006             2005

Sales	$68,890,000	$58,894,000

Income from operations	7,664,000	2,272,000
Other income (expense) - net	636,000	(147,000)

Income before income taxes	8,300,000	2,125,000
Income tax provision	2,728,000	622,000

Net income	$5,572,000	$1,503,000

Basic earnings per share	$0.57	$0.15
Diluted earnings per share	$0.56	$0.15